Exhibit 99.1

Globant Acquires Bluecap to Strengthen its Portfolio of Consulting Services for the Financial Industry

●	Bluecap’s strong consulting and analytical skills reinforces Globant’s expertise in the strategy, design and execution of digital transformation
●	It will deepen Globant’s capabilities in Europe and for the Financial and Investment sector.

Luxembourg – December 18, 2020: Globant (NYSE: GLOB), a digitally native technology services company, today announced the acquisition of Spain-based Bluecap, a specialized consultancy firm that leverages advanced analytics to develop new business models for financial institutions.

With this acquisition, Globant reinforces its leading position in transforming organizations while it continues expanding its operations in Europe. Bluecap will maintain its name and image as the strategy consulting brand of Globant and Maite Barrera, Bluecap’s CEO & founder, will join the group’s global executive team.

“Today more than ever, organizations need to reinvent themselves to move forward. At the same time, we believe that there is a strong opportunity in Europe so we want to continue expanding in the region,” said Martín Migoya, Globant’s CEO and co-founder. “Bluecap’s consulting and analytical expertise will be key to keep transforming organizations leveraging our strong focus on digital trends, AI and data analytics”.

Bluecap is a specialized strategic consultancy firm focused on the financial sector. Headquartered in Spain, with offices in Madrid and Barcelona, Bluecap has more than 160 consultants working for renowned financial institutions, such as Santander, Caixabank and Sabadell. The company provides the C-suite of large financial institutions with expert advice on the strategic management of Risk, Commercial, Finance and Capital while leveraging its expertise in advanced analytics.

“At Bluecap we design new business models and strategies for tomorrow’s banks, drawing on our advanced analytical skills while helping to integrate new services offered by the most innovative fintech firms. By joining forces with Globant, we will be able to offer even better value to our clients, combining our commercial banking and risk management capabilities, with Globant's digital transformation expertise and their global presence,” said Maite Barrera, Bluecap's founder and CEO.

Martín Umaran, Globant’s co-founder and Chief of Staff in charge of M&A, added: “We are really proud to have Bluecap join our team. With this acquisition we are moving forward with closing strategic investments in areas that complement Globant’s value proposition”.

About Globant

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to transform organizations in every aspect.

●	We have more than 14,300 employees and we are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.
●	We were named a Worldwide Leader in CX Improvement Services by IDC's MarketScape report.
●	We were also featured as a business case study at Harvard, MIT, and Stanford.
●	We are a member of the Cybersecurity Tech Accord.

For more information, visit www.globant.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The expectations related to the businesses of Globant and Bluecap may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will”, “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These forward-looking statements include, without limitation, expectations with respect to the anticipated benefits of the proposed acquisition. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Globant and Bluecap and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to recognize the anticipated benefits of the proposed acquisition, (2) costs related to the proposed acquisition, (3) changes in applicable laws or regulations, (4) the demand for Bluecap’s services together with the possibility that Bluecap may be adversely affected by other economic, business, and/or competitive factors; and (5) other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission and any other risk factors included in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decision based on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Megan Felz

Account Manager

Walker Sands

megan.felz@walkersands.com

213.9664.9111